August 7, 2012

Jonathan Groff

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Seville Ventures Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed June 14, 2012

File No. 333-179882

Dear Mr. Groff:

Seville Ventures Corp., a Nevada corporation (the “Company”), hereby acknowledges that on June 14, 2012, the Company received two verbal comments from the Securities & Exchange Commission (the “Commission”) pertaining to the Company’s Amended Registration Statement on Form S-1/A (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on June 14, 2012.

Specific to the Commission’s comments, our responses below are in addition to those filed via the Edgar system:

Updated Financial Statements

We have revised the Filing to include updated financial statements for the period ended April 30, 2012.

Exhibit List

We have revised the Exhibit List to incorporate by reference into the Filing the Promissory Note previously filed with the Commission on May 29, 2012.

In connection with the Company’s responding to the Commission’s verbal comments, the Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

Seville Ventures Corp.

/s/ Kevin Hall

By: Kevin Hall

Title: President and Chief Executive Officer

5481 North River Road

Byron, IL 61010